FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2002

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ______ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

Aber

NEWS RELEASE

SECOND QUARTER REPORT AND OPERATIONS UPDATE

September 9, 2002 – Toronto, Canada – ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER)

Operations Update

The development of the Diavik Diamonds Project continues to meet or exceed both construction and financial milestones. The water diversion dike that surrounds the open pit mining area has performed to specification and by the end of August more than 80% of the A-154 pool water had been removed with the remainder distributed among a number of lower lying areas. Dewatering of the A-154 pool is expected to be substantially complete by the end of September as planned.

Construction has commenced on the main access road ramp into the A-154 mining area and removal of higher elevation overburden has begun as planned. The current plan calls for removal of lakebed sediments and overburden to take place over the next four months with kimberlite ore becoming accessible for initial mining, stockpiling and processing for diamond recovery during the first quarter of 2003. As diamonds are recovered, they will be forwarded to the Diavik Production Splitting Facility in Yellowknife for cleaning, division, and royalty evaluation. The first production of Diavik diamonds is expected to become available to the joint venture participants, Diavik Diamond Mines Inc. (DDMI) and Aber, by April 2003.

Construction and commissioning of the Diavik diamond processing and recovery plants are proceeding well and are expected to be on standby by November as planned. Depending upon the nature of the lakebed sediments as they are progressively exposed, DDMI plans to evaluate the possibility of preferentially removing portions of the overburden directly overlaying the A-154 orebody. Any potential change this approach may make to production start-up will be closely monitored as the drainage of the A-154 pool is completed and the nature of the lakebed overburden and its removal is assessed.

The Project capital budget on a 100% basis remains unchanged at $1.3 billion, with total costs at July 31, 2002 being $1,064 million, and an overall Project completion of 90%.

.../2

New Appointment

Aber is pleased to announce the appointment of Mr. James Pounds as director of diamond sales for Aber Overseas N.V. based in Antwerp, Belgium. Mr. Pounds joins Aber from an extensive career in the diamond industry spanning assignments in Bombay, Tel Aviv, Antwerp and London.

Aber Overseas N.V., previously known as "CanaDiam N.V.", is a diamond trading company owned jointly by Aber (51%) and Overseas Diamonds N.V. of Antwerp, Belgium (49%).

Marketing Update

Preparations to receive the first shipment of Diavik diamonds at Aber's new diamond sorting facility in Toronto are on schedule. Construction has been completed, equipment has been installed and the training of new diamond sorting staff is nearing completion. This facility, the first of its kind in North America, will deliver sorted diamond product to Aber's two marketing channels: Aber Overseas N.V. and Tiffany & Co.

Financial Update

Aber has taken a proactive role in its commitment to corporate governance best practices by accounting for all stock option grants as a compensation expenditure using the fair value method, effective from February 1, 2002. Prior to this change, the Company used the fair value based method of accounting for grants of stock options to non-employees, and the intrinsic value method for grants of stock options to directors and employees. As a result of this change, Aber has restated its financial statements for the quarter ended April 30, 2002 for the cost of stock option grants made to directors and employees. This change in accounting policy is not required by current Canadian GAAP, however, Aber's management have adopted this change as they deem the revised policy more appropriate.

The effect of this change on net earnings (loss) is a $0.7 million increase in general and administrative expenses for the three months ended April 30, 2002, an increase of $0.8 million for the three months ended July 31, 2002 and an increase of $1.6 million for the six months ended July 31, 2002. Stock options equity is increased by $0.7 million at the end of the first quarter and by $1.7 million at July 31, 2002.

The restated principal figures for the first quarter are ($000):

	3 months ended April 30, 2002 (as restated)
General and Administration expenses	$2,610
Earnings/(loss)	(1,450)
Stock options	879
Retained earnings, end of period	54,848

.../3

Net earnings - Aber's net loss for the quarter ended July 31, 2002 totaled $5.6 million or $0.10 per share, compared with net earnings of $0.3 million or $nil per share a year earlier. Aber's net loss for the six month period ended July 31, 2002 totaled $7.1 million or $0.13 per share, compared with net earnings of $85.5 million or $1.57 per share a year earlier. The prior year's six month's results include a $147.7 million gain ($84.6 million after tax) from the sale of Aber's share in the Snap Lake property in February 2001 for total proceeds of $172.8 million.

Income - Aber's interest income from short-term monetary investments totaled $0.4 million for the quarter, compared to $2.1 million a year earlier. The decrease is due to lower short-term interest rates and lower average cash balances on hand. Aber's interest income from short-term monetary investments totaled $0.8 million for the six months, compared to $5.2 million a year earlier. Gross proceeds received in February 2001 from the sale of Aber's share of Snap Lake were $172.8 million resulting in a pre-tax gain of $147.7 million. Due to the strengthening of the Canadian dollar against the US dollar, Aber also recorded an unrealized foreign exchange loss of $2.4 million on the net US dollar position in the current quarter.

Expenses - Aber's expenses increased during the latest quarter to $2.8 million, up from $1.3 million a year earlier. Aber's expenses increased during the six months to $5.4 million, up from $2.8 million a year earlier. This increase was principally due to the expensing of stock option grants and higher staffing levels in Toronto in preparation for commercial production.

Income taxes - Aber recorded a tax provision of $0.8 million during the quarter, up from $0.5 million provided during the comparable quarter. The current quarter's provision is due to increased Large Corporation Tax payable. Aber recorded a tax provision of $0.3 million during the six months compared to a provision of $64.6 million in the prior year .The prior year's provision was mainly due to the sale of Aber's share in the Snap Lake property.

Liquidity and Cash Resources - During the period ended July 31, 2002, working capital increased to $72.9 million at July 31, 2002, from $56.1 million at January 31, 2002, as Aber completed the establishment of the US$45 million of the contingency cash collateral account to be maintained in support of Project completion. This collateral account is to be invested in either cash or short-term money market instruments and will become available to Aber for general corporate purposes on a prescribed basis post-Project completion and upon commencement of the repayment of the Loan Facility.

As of July 31, 2002, Aber had $86.3 million in cash and cash equivalents, of which $29.5 million was held at the Diavik Project, compared with $87.2 million, of which $46.6 million was held at the Diavik Project, at January 31, 2002. Also, at July 31, 2002 Aber had $23.7 million of money market instruments with maturities greater than three months but less than a year. Cash and money market instruments are made up of high quality short-term commercial paper. These very liquid, securitized money market instruments are distributed through Canada's major Schedule I chartered banks and can be sold prior to maturity.

As of July 31, 2002, Aber had drawn down long-term debt of US$109 million (C$172.5 million at the quarter end closing CDN/US exchange rate) from its US$230 million Project Loan Facility. Therefore, Aber had long-term debt, net of cash and money market instruments, of $62.6 million at July 31, 2002, compared to $87.2 million cash at January 31, 2002.

.../4

Investing activities - Investing activities with respect to mineral property expenditures, deferred charges and capital assets were $59.4 million during the current quarter, compared to $62.8 million a year earlier. The most significant investment in both periods was for the Diavik Project. In the current fiscal quarter, Aber invested $51.8 million in the Diavik Project for site. In the previous year's corresponding period, $60.9 million was spent on the Diavik Project.

Aber spent $4.2 million and $13.2 million during the quarter and six month period respectively on financing charges related to the US$230 million Project Loan Facility.

Aber also spent $3.4 million and $5.8 million during the quarter and six month period respectively on marketing infrastructure initiatives, which included the purchase of further rough diamonds for training purposes as well as the completion of the construction of Aber's dedicated sorting facilities, and preparations for operations readiness.

Financing Activities - Aber funded its share of the Diavik property program, marketing initiatives and costs relating to the Project Loan Facility from drawings under the Project Loan Facility. In the current quarter US$37 million (C$56.6 million) was drawn down at prevailing CDN/US exchange rates.

The Diavik Diamonds Project is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Ontario.

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed in the Company's Annual Information Form filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

Consolidated financial statements and corresponding notes follow.

- 30 -

For further information, please contact:
Robert A. Gannicott, President & Chief Executive Officer – (416) 362-2237 (ext. 225); or
S. Caroline Glasbey, Director, Investor Relations – (416) 362-2237 (ext. 235)

Visit Aber's Website at www.aber.ca for recent dike photographs.

ABER DIAMOND CORPORATION

Consolidated Balance Sheets

July 31, 2002 and January 31, 2002

(expressed in thousands of Canadian dollars)

	July 31, (unaudited) 2002	January 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 86,316	$ 87,222
Money market instruments	23,653	-
Accounts receivable	1,156	2,375
Advances and prepaid expenses	762	7,303
	111,887	96,900
Deferred mineral property costs	492,958	352,515
Deferred charges	23,940	19,893
Capital assets	40,645	34,886
	$ 669,430	$ 504,194
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 38,963	$ 40,758
Long term debt	172,536	-
Future income tax liability	80,381	80,926
Minority interest	77	12
Shareholders' equity:		
Share capital	326,293	326,200
Stock options	1,975	-
Retained earnings	49,205	56,298
	377,473	382,498
	$ 669,430	$ 504,194

See accompanying notes to consolidated financial statements.

On behalf of the Board:

John C. Lamacraft
Director

Robert A. Gannicott
Director

ABER DIAMOND CORPORATION

Consolidated Statements of Earnings and Retained Earnings
For the Periods Ended July 31, 2002 and 2001
(expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended July 31		Six months ended July 31	
	2002	2001	2002	2001
Income:				
Interest	$ 436	$ 2,098	$ 775	$ 5,233
Gain on sale of Snap Lake property	-	-	-	147,714
Foreign exchange	(2,352)	-	(1,957)	-
	(1,916)	2,098	(1,182)	152,947
Expenses:				
General and administrative	2,787	1,259	5,397	2,757
Amortization	142	42	172	83
	2,929	1,301	5,569	2,840
Earnings (loss) before income taxes	(4,845)	797	(6,751)	150,107
Income taxes	798	533	342	64,574
Earnings (loss)	(5,643)	264	(7,093)	85,533
Retained earnings (deficit), beginning of period	54,848	60,529	56,298	(24,740)
Retained earnings, end of period	$ 49,205	$ 60,793	$ 49,205	$ 60,793
Basic earnings (loss) per share	$ (0.10)	$ -	$ (0.13)	$ 1.57
Diluted earnings (loss) per share	$ (0.10)	$ -	$ (0.13)	$ 1.55

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION

Consolidated Statements of Cash Flows
For the Periods Ended , July 31, 2002 and 2001
(expressed in Canadian dollars)

(Unaudited)	Three months ended July 31		Six months ended July 31	
	2002	2001	2002	2001
Cash provided by (used in):				
Operations				
Net earnings (loss) for the period	$ (5,642)	$ 264	$ (7,093)	$ 85,533
Items not involving cash				
Gain on sale of Snap Lake Property	-	-	-	(147,714)
Amortization	142	42	172	83
Future income taxes	208	344	(545)	64,206
Stock based compensation	936	-	1,756	-
Foreign exchange	2,352	-	1,957	-
Change in non-cash operating working capital	201	197	(1,860)	158
	(1,803)	847	(5,613)	2,266
Financing:				
Long term debt	56,576	-	171,240	-
Issue of common shares, for cash, net of issue expenses	43	-	93	172
Investments:				
Deferred mineral property costs	(54,468)	(58,346)	(119,493)	(90,982)
Deferred charges	(4,194)	(1,450)	(14,904)	(2,926)
Capital assets	(777)	(2,962)	(7,915)	(3,047)
Proceeds on sale of Snap Lake Property	-		-	172,762
Money market instruments	-	-	(23,604)	-
	(59,439)	(62,758)	(165,916)	75,807
Foreign exchange effect on cash balances	339	-	(710)	-
Increase/(Decrease) in cash and cash equivalents	(4,284)	(61,911)	(906)	78,245
Cash and cash equivalents, beginning of period	90,600	264,068	87,222	123,912
Cash and cash equivalents, end of period	$ 86,316	$ 202,157	$ 86,316	$ 202,157
Change in non-cash operating working capital:				
Accounts receivable	$ (10)	$ 26	$ (163)	$ 341
Prepaid expenses	(228)	(155)	(222)	(101)
Accounts payable and accrued liabilities	439	326	(1,475)	(82)
	$ 201	$ 197	$ (1,860)	$ 158

See accompanying notes to consolidated financial statements.

NOTES:

1. The interim consolidated financial statements of Aber Diamond Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2002, except as described in Note 2 below, with regard to the grants of stock options. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2002. As at July 31, 2002, the Diavik Diamonds Project has not commenced Commercial Production and thus no amortization of deferred mineral property costs or deferred charges has been expensed.

2. Effective February 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants standards for the recognition, measurement and disclosure of stock-based compensation applicable to the grants of stock options under the Company's Stock Option Plan, applying the fair value based method for grants of stock options to non-employees, and the intrinsic value method for grants of stock options to directors and employees. On May 1, 2002 the Company changed its accounting policy, opting to apply the fair value method to all grants of stock options, in accordance with Canadian GAAP.

   As a result of this change, Aber has restated its financial statements for the quarter ended April 30, 2002 for the cost of stock option grants made to directors and employees.

   The principal effects of this change are presented below ($000's):

	3 months ended April 30, 2002 (as restated)
Restatement for effect of accounting policy change:	
General and Administration expenses	$2,610
Earnings/(loss)	(1,450)
Stock options	879
Retained earnings, end of period	54,848

	3 months ended July 31, 2002	*3 months* ended April 30, 2002	*6 months* ended July 31, 2002
Effect of change on:			
General and Administration expenses	837	718	1,555
Earnings/(loss)	(837)	(718)	(1,555)
Deferred charges	97	-	97
Stock options	934	718	1,652
Retained earnings, end of period	(837)	(718)	(1,555)

   The increase in deferred charges relates to stock option grants recorded to individuals performing duties on Aber's marketing infrastructure initiatives.

   During the quarter, 155,000 common share options were granted to directors and employees at a weighted average exercise price of $27.20, each expiring in the year 2012. During the quarter, $0.9 million was recorded for stock compensation, with a corresponding increase in stock options equity reflected on the balance sheet. For the six months ended July 31, 2002 $1.7 million was recorded for stock compensation.

3. Aber announced on January 29, 2002 the closing of its US$230 million Project Loan Facility (the "Loan Facility"). First drawdown on the Loan Facility was made on February 6, 2002 and US$109 million (CDN$172.5 million) was drawn by July 31, 2002.

The Loan Facility is sufficient to fund Aber's share of: all budgeted expenditures to complete the Diavik Project, including ongoing exploration, the 2003 supplies procurement and winter road campaign; costs and fees related to the Loan Facility; interest during the remaining construction period to the commencement of diamond sales during the first half of the year ending January 31, 2004; Aber's corporate and administrative expenditures for that same period; and the cost of establishing Aber's sorting and marketing facilities.

The underlying interest rate is floating at LIBOR plus 3%. Commitment fees of 1.5% are payable on the outstanding amount of the Loan Facility. Scheduled amortization of the Loan Facility will be over eight semi-annual equal instalments following project completion, with a final maturity date of December 15, 2007. The Loan Facility contemplates accelerated repayment based upon available Project cash flow. The Company is required to comply with certain financial and non-financial covenants.

4. Share capital information at September 9, 2002:

Authorized	-	100,000,000
Issued & outstanding	-	54,591,920
Fully diluted	-	57,717,320

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 10th day of September, 2002.

ABER DIAMOND CORPORATION

By: ______________________
Lyle R. Hepburn, Secretary